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                                                                  EXHIBIT (c)(4)



                           ARVIDA/JMB PARTNERS, L.P.
                                Special Report


To All Limited Partners                                           June 21, 1996

     On June 19, 1996, an affiliate of Apollo Real Estate Capital Advisors II, Inc., Raleigh Capital Associates, L.P. ("Raleigh"), filed with the Securities and Exchange Commission an offer (the "Offer") to purchase 185,000 limited partnership interests (the "Interests") in Arvida/JMB Partners, L.P. (the "Partnership"), which represents approximately 46% of the outstanding Interests, at a price of $411 net per Interest. Raleigh is not affiliated with the Partnership or its general partner.

     A special committee of the board of directors of the Partnership's general partner is reviewing the Offer and, within 10 business days of the commencement of the Offer, will advise Limited Partners as to its recommendation, if any, with respect to the Offer and its reasons therefor. The Partnership has engaged Lehman Brothers Inc. as a financial advisor to assist the special committee in evaluating and responding to the Offer and any other offers that have been or that may subsequently be made for Interests in the Partnership. The Partnership is urging Limited Partners to refrain from making a decision whether to accept or reject any offer or tender their Interests until they have been advised of the special committee's position.

     In addition, an affiliate of a director and officer of the Partnership's general partner has notified the Partnership that it intends to make an unsolicited tender offer for Interests in the Partnership. The Partnership has provided this entity with non-public information about the Partnership on a non-exclusive basis pursuant to the terms of a confidentiality agreement, which also provides that any offer from this entity would be made pursuant to the federal securities laws governing tender offers.

     The Partnership also has recently become aware of an unsolicited offer from an unaffiliated third party to purchase less than five percent of the outstanding Interests at $100 per Interest. Additionally, the Partnership has been notified by another unaffiliated third party that it intends to make an unsolicited offer for less than five percent of the Interests.

     There can be no assurance as to whether the offers discussed above will be made, the terms of any such offers or whether any such offers, if made, will be consummated, amended or withdrawn.


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     The Partnership's current objective is to maximize the Limited Partners'
return. The Partnership will continue to operate with this objective in mind and to act in a manner that it believes is in the best interests of the Limited Partners.

                                             Very truly yours,

                                             ARVIDA/JMB MANAGERS,INC.
                                             General Partner



                                             By: Judd D. Malkin
                                                 Chairman





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